================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              --------------------
                      ANANGEL-AMERICAN SHIPHOLDINGS LIMITED
                       (Name of Subject Company (Issuer))
                            SUPERIOR NAVIGATION LTD.
                           PAM HOLDING & TRUST LIMITED
                     ANANGEL INTEGRITY COMPANIA NAVIERA S.A.
                             MARIA A. ANGELICOUSSIS
                               JOHN ANGELICOUSSIS
                       (Name of Filing Persons (Offeror))

                              --------------------
                           AMERICAN DEPOSITARY SHARES
                (EACH AMERICAN DEPOSITARY SHARE REPRESENTING ONE
             CLASS A ORDINARY SHARES, NOMINAL VALUE $1.00 PER SHARE)
                         (Title of Class of Securities)
                                    032721201
                      (CUSIP Number of Class of Securities)

                              ---------------------
                             Demetrios A. Stylianou
                             Director and President
                            Superior Navigation Ltd.
                                Sygrou Avenue 354
                                Kallithea 176-74
                                     Greece
                                011 3010 946 7205
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

                              ---------------------
                                    COPY TO:
                              John F. Fritts, Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                            New York, New York 10038
                                 (212) 504-6000

                              ---------------------
                            CALCULATION OF FILING FEE
================================================================================
Transaction Valuation*                 |                  Amount of Filing Fee**
-------------------------------------- | ---------------------------------------
     $ 55,723,505                      |                         $ 11,145
====================================== | =======================================

* For purposes of calculating amount of filing fee only. This calculation assumes the purchase of 11,144,701 American Depositary Shares (each represented by one Class A Ordinary Share, nominal value $1.00) of Anangel-American Shipholdings Limited, ticker symbol "ASIPY," at a purchase price of $5.00 per ADS, net in cash.
** The amount of the filing fee calculated in accordance with Regulation 2400.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:   $11,145  Filing party:   Superior Navigation Ltd.
     Form or Registration No.: 5-40600  Date filed:     February 12, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [X] going-private transaction subject to Rule 13e-3.
     [X] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

================================================================================

                                  SCHEDULE 13D
CUSIP NO. 032721201

---|----------------------------------------------------------------------------
 1 |NAME OF REPORTING PERSONS
   |I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   |
   |PAM HOLDING & TRUST LIMITED
---|----------------------------------------------------------------------------
2  |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (A)[X]
   |                                                                     (B)[ ]
---|----------------------------------------------------------------------------
3  |SEC USE ONLY
---|----------------------------------------------------------------------------
4  |SOURCE OF FUNDS (See Instructions)
   |
   |AF
---|----------------------------------------------------------------------------
5  |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   |TO ITEMS 2(d) or 2(e)
   |[ ]
---|----------------------------------------------------------------------------
6  |CITIZENSHIP OR PLACE OF ORGANIZATION
   |
   |LIBERIA
---|----------------------------------------------------------------------------
             |  7 | SOLE VOTING POWER
             |    |              0
 NUMBER OF   |    |
             | ---| ------------------------------------------------------------
   SHARES    |  8 | SHARED VOTING POWER
BENEFICIALLY |    |          7,208,547
  OWNED BY   |    |
             | ---| ------------------------------------------------------------
    EACH     |  9 | SOLE DISPOSITIVE POWER
 REPORTING   |    |          0
   PERSON    |    |
             | ---| ------------------------------------------------------------
    WITH     | 10 | SHARED DISPOSITIVE POWER
             |    |          7,208,547
---|----------------------------------------------------------------------------
11 |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   |         7,208,547
---|----------------------------------------------------------------------------
12 |CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   |CERTAIN SHARES (See Instructions)  [ ]
---|----------------------------------------------------------------------------
13 |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   |
   |         61.4%
---|----------------------------------------------------------------------------
14 |TYPE OF REPORTING PERSON (See Instructions)
   |
   |         CO
---|----------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 032721201

---|----------------------------------------------------------------------------
 1 |NAME OF REPORTING PERSONS
   |I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   |
   |    ANANGEL INTEGRITY COMPANIA NAVIERA S.A.
---|----------------------------------------------------------------------------
2  |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (A)[X]
   |                                                                     (B)[ ]
---|----------------------------------------------------------------------------
3  |SEC USE ONLY
---|----------------------------------------------------------------------------
4  |SOURCE OF FUNDS (See Instructions)
   |
   |N/A
---|----------------------------------------------------------------------------
5  |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   |TO ITEMS 2(d) or 2(e)
   |[ ]
---|----------------------------------------------------------------------------
6  |CITIZENSHIP OR PLACE OF ORGANIZATION
   |
   |PANAMA
---|----------------------------------------------------------------------------
             |  7 | SOLE VOTING POWER
             |    |          0
 NUMBER OF   |    |
             | ---| ------------------------------------------------------------
   SHARES    |  8 | SHARED VOTING POWER
BENEFICIALLY |    |          7,208,547
  OWNED BY   |    |
             | ---| ------------------------------------------------------------
    EACH     |  9 | SOLE DISPOSITIVE POWER
 REPORTING   |    |          0
   PERSON    |    |
             | ---| ------------------------------------------------------------
    WITH     | 10 | SHARED DISPOSITIVE POWER
             |    |          7,208,547
---|----------------------------------------------------------------------------
11 |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   |         7,208,547
---|----------------------------------------------------------------------------
12 |CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   |CERTAIN SHARES (See Instructions) [ ]
---|----------------------------------------------------------------------------
13 |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   |
   |         61.4%
---|----------------------------------------------------------------------------
14 |TYPE OF REPORTING PERSON (See Instructions)
   |
   |         CO
---|----------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 032721201

---|----------------------------------------------------------------------------
 1 |NAME OF REPORTING PERSONS
   |I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   |
   |   MARIA A. ANGELICOUSSIS
---|----------------------------------------------------------------------------
2  |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (A)[X]
   |                                                                     (B)[ ]
---|----------------------------------------------------------------------------
3  |SEC USE ONLY
---|----------------------------------------------------------------------------
4  |SOURCE OF FUNDS (See Instructions)
   |
   |AF
---|----------------------------------------------------------------------------
5  |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   |TO ITEMS 2(d) or 2(e)
   |[ ]
---|----------------------------------------------------------------------------
6  |CITIZENSHIP OR PLACE OF ORGANIZATION
   |
   |GREECE
---|----------------------------------------------------------------------------
             |  7 | SOLE VOTING POWER
             |    |          0
 NUMBER OF   |    |
             | ---| ------------------------------------------------------------
   SHARES    |  8 | SHARED VOTING POWER
BENEFICIALLY |    |          7,208,547
  OWNED BY   |    |
             | ---| ------------------------------------------------------------
    EACH     |  9 | SOLE DISPOSITIVE POWER
 REPORTING   |    |          0
   PERSON    |    |
             | ---| ------------------------------------------------------------
    WITH     | 10 | SHARED DISPOSITIVE POWER
             |    |          7,208,547
---|----------------------------------------------------------------------------
11 |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   |         7,208,547
---|----------------------------------------------------------------------------
12 |CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   |CERTAIN SHARES (See Instructions)[ ]
---|----------------------------------------------------------------------------
13 |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   |
   |         61.4%
---|----------------------------------------------------------------------------
14 |TYPE OF REPORTING PERSON (See Instructions)
   |
   |         IN
---|----------------------------------------------------------------------------

     This Amendment No. 1 amends and supplements the Tender Offer Statement and
Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission on February 12, 2002 (the "Schedule TO") by Superior Navigation (the "Offeror"), a Liberian corporation and a wholly owned subsidiary of PAM Holding & Trust Limited (the "Parent"). This Schedule TO relates to the Offer by the Offeror to purchase (i) all outstanding Class A ordinary shares, nominal value $1.00 each ("Class A Shares"), (ii) all outstanding Class B ordinary shares, nominal value $1.00 each ("Class B Shares" and together with the Class A Shares, "Ordinary Shares") and (iii) all outstanding American Depositary Shares, each representing one Class A Share ("ADSs" and together with the Ordinary Shares, "Shares") of Anangel-American Shipholdings Limited ("Anangel" or the "Company"), at a purchase price of $5.00 per Share, net in cash, without interest (the "Offer Price"), upon the terms and conditions of the Offeror's Offer to Purchase dated February 12, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal and Form of Acceptance Form, copies of which were attached as Exhibits (a) (1) (i), (a) (1) (ii) and (a) (1) (iii), respectively (which together, as they may be amended or supplemented from time to time, constitute the "Offer"), to the Schedule TO.

     The information set forth in the Offer to Purchase, including all schedules thereto, and in the Solicitation/Recommendaiton Statement on Schedule 14D-9 filed by Anangel on February 27, 2002 (the "Schedule 14D-9"), which is attached as Exhibit (a)(1)(xii) to the Schedule TO, is hereby expressly incorporated herein by reference in response to all items of the Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule TO.


ITEMS 1 THROUGH 9, 11, 12 AND 13

     (1) The section "Introduction" on page 10 is hereby amended by deleting the third paragraph thereof and replacing it with the following:

     The Offeror is controlled by the same Angelicoussis family interests that control approximately 81% of the Shares of Anangel. Superior Navigation is a wholly owned subsidiary of PAM Holding & Trust Limited ("PAM Holding"), which is also the sole parent of Anangel Integrity Compania Naviera S.A. ("Anangel Integrity"), which in turn holds all the shares of Anangel held by the Angelicoussis family interests. PAM Holding is controlled by Maria A. Angelicoussis, the widow of Anangel's founder, the late Antonis Angelicoussis, and the mother of its current chairman, John Angelicoussis, and of Anna Kanellakis, who previously had an interest in Anangel but no longer does. Ms. Angelicoussis controls all of the outstanding shares of capital stock of PAM Holding, and may be deemed to share with PAM Holding and Anangel Integrity the power to vote and the power to dispose of all of the Shares of Anangel held by Anangel Integrity. Therefore, the term "Angelicoussis family interests" includes PAM Holding, Anangel Integrity, Maria A. Angelicoussis and John Angelicoussis.

     (2) The section "Special Factors - Background of the Offer" is hereby amended by adding the following sentences at the end of the tenth paragraph of the respective section on page 12:

     John Angelicoussis, Chairman and President of Anangel, and Demetrios Stylianou, Chief Financial Officer of Anangel, investigated the possibility of a going private transaction. Although Mr. Stylianou is expected to continue as a Director and Chief Financial Officer of Anangel subsequent to the going private transaction, he will have no equity interest in Anangel.

     (3) The section "Special Factors - Background of the Offer" is hereby amended by deleting the last sentence of paragraph 12 of the respective section on page 12 and replacing it with the following sentences:

     The Board authorized the Independent Directors to retain an independent investment adviser to deliver a fairness opinion. The Independent Directors retained Poseidon Capital Corp.

     (4) The section "Special Factors - Background of the Offer" is hereby amended by inserting the following paragraph immediately after paragraph 12 of the respective section on page 12:

     While no valuation procedures were undertaken by Anangel management to arrive at the offer price, the Offer Price was a result of negotiations between John Angelicoussis and Demetrios Stylianou on behalf of the Angelicoussis family interest and the Independent Directors over a period of two months. The negotiations were based on Anangel's history discussed above of being unable to attract outside investors, projections, the adverse effect of the worsening outlook for the global economy and the shipping industry on Anangel's operations and the intent of the negotiations in arriving at a fair price and result for all concerned.

     (5) The section "Special Factors - Background of the Offer" is hereby amended by deleting the last paragraph thereof and replacing it with the following:

     On January 25, 2002, at a telephone meeting of the Independent Committee (defined below) held to evaluate the proposed Offer, Poseidon Capital Corp. presented their financial analysis of the proposed transaction. The Independent Committee also requested and obtained an opinion from Poseidon Capital Corp. as to the fairness, from a financial point of view, of the Offer Price to holders of Shares (other than to the Angelicoussis family interests). On February 1, 2002, Poseidon Capital Corp. delivered its opinion that the proposed offer price of $5.00 per Share was fair to the public shareholders. Poseidon Capital Corp. subsequently updated the fairness opinion to February 27, 2002.

     (6) The section "Purpose of the Offer; Plans for the Company" is hereby amended by inserting the following paragraph at the end of subsection "Purpose of the Offer" thereto:

     The decision to take the Company private at this time rather than at any other time of the Company's operating history is a result of a number of factors, the most important of which are:

     o the failure of the extensive efforts undertaken to broaden the ownership base of the Company,

     o the conclusion that the potential of any further initiatives in this direction is low,

     o the increasingly difficult operating conditions for the Company caused by the depressed outlook for the global economy and the shipping industry and the necessity to reduce its expenses, and, in light of these factors,

     o that it is unlikely that the Company will be able to generate substantial shareholder value in the medium and even the long term.

     (7) The second paragraph of subsection "Plans for Anangel After Completion of the Offer" contained in section "Special Factors - Purpose of the Offer; Plans for the Company" is hereby amended by deleting the respective paragraph and replacing it with the following:

     Upon completion of the Offer, the interest of Superior Navigation in Anangel's net book value and net earnings will be in proportion to the number of Shares owned by Superior Navigation. If the Compulsory Acquisition is successfully consummated, Superior Navigation's interest in such items and in Anangel's equity will equal 100%, and Superior Navigation will be entitled to all benefits resulting from such interest, including all income generated by Anangel's operations and any future increase in Anangel's value. Similarly, after completion of the Offer and/or a Compulsory Acquisition, Superior Navigation will bear its proportionate share of any losses generated by Anangel and any future decrease in the value of Anangel. Based on Anangel's results for the fiscal year ended December 31, 2000, upon successful completion of the Offer and Compulsory Acquisition, the Angelicoussis family interests beneficial share in Anangel's net book value and net earnings would increase from approximately 81% to 100% or by approximately $51,619,200 and $5,397,710, respectively. Subsequent to a successful consummation of a Compulsory Acquisition, current shareholders of Anangel not controlled by Angelicoussis family interests will cease to have any equity interest in Anangel, will not have the opportunity to participate in the earnings and growth of Anangel and will not have any right to vote on corporate matters. Similarly, current shareholders will not face the risk of losses generated by Anangel's operations or decline in Anangel's value after the consummation of the Compulsory Acquisition. Unaffiliated shareholders who tender their Shares will be helping to foreclose the possibility of a sale of Anangel to an unaffiliated third party. If the Offer is completed but a Compulsory Acquisition is not undertaken or completed, the current shareholders of Anangel who have not tendered their Shares in the Offer will have a proportionate share of the equity interests in Anangel and a proportionate participation in the earnings and growth of Anangel and in its losses or declines in value. If shareholders tender their Shares or if shareholders do not tender their Shares but a Compulsory Acquisition is completed, unaffiliated shareholders will no longer have the opportunity to participate in the growth and future earnings of Anangel.

     (8) The heading name and subsection "Fairness" of the section "Special Factors - Position of the Offeror Regarding Fairness of the Offer" is hereby amended by deleting the heading name and respective paragraph, and replacing it with the following heading name and paragraph:

POSITION OF THE OFFEROR AND THE ANGELICOUSSIS FAMILY INTERESTS REGARDING FAIRNESS OF THE OFFER

     Fairness. The Offeror, PAM Holding, Maria Angelicoussis and John Angelicoussis, after considering certain factors detailed below, each believe that the price offered to the holders of Anangel's ADSs and to the holders of Anangel's Class A Shares is fair based on the premium implicit in the Offer Price, the $3.00 per share dividend on May 4, 2001, the market price of the Shares since that date, the results of the rights offering in 1999, the book and market value of Anangel's assets, the unlikely prospects of increasing the size and the liquidity of the markets for the Shares, the outlook for the world economy and the stock markets generally and the shipping business specifically, and the failure to find appropriate mergers or acquisitions for Anangel at acceptable prices.

     (9) The section "Special Factors - Position of the Offeror and the Angelicoussis Family Interests Regarding Fairness of the Offer" is hereby amended by deleting subsections "Certain Factors Considered in Determining Fairness," "Current Market Price" and "Historical Market Prices" on pages 14 and 15 and replace it with the following subsection and paragraphs:

     Certain Factors Considered in Determining Fairness:

o The conclusion of the Independent Directors that the Offer is fair was unanimous and conditional upon the delivery of a fairness opinion, which was delivered.

o The Independent Directors received an opinion from its independent financial adviser, Poseidon Capital Corp., initially delivered on February 1, 2002, and subsequently brought down to February 27, 2002, to the effect that, as of the date of the opinion and based on and subject to matters described in the opinion, the Offer Price of $5.00 was fair, from a financial point of view, to the unaffiliated holders of Shares.

o The Offer Price resulted from negotiations regarding price between the Independent Directors, the Offeror and the Angelicoussis family interests.

o The average daily last sale prices on the Nasdaq over the 30, 60 and 90 day periods ending December 5, 2001, were $2.50, $2.55 and $2.99, respectively.

o The current and historical financial performance of Anangel, (see "The Offer - Certain Information Concerning the Company" in the Offer), as well as the prospects and strategic objectives of Anangel, including the risks involved in achieving those prospects and objectives.

o The Offer Price of $5.00 per Share represents a premium of approximately 49% over the closing price of $3.351 per Share on December 5, 2001, the day before the public announcement of the Offer; a premium of approximately 168% over the closing price of $2.02 per Share on November 6, 2001, one month before the Offeror's announcement; a premium of approximately 5% to the average of the high and low closing prices of the Shares for the 52 week period prior to December 5, 2001, but represents a discount of approximately 56.93% to the initial public offering price of $16.50 for the Shares in June 1989 when it is adjusted for an extraordinary dividend of $1.89 paid in July 1994 and an additional extraordinary dividend of $3.00 paid in May 2001. Since the time of the initial public offering, Anangel has also declared and paid ordinary dividends of an aggregate $9.45 in addition to the extraordinary dividends.

o The Anangel's historical market prices, regardless of the period examined (see, e.g., http://stockcharts.com), have declined over a sustained period, despite the fact that Anangel's revenues and net income have been cyclical, reflecting its business. The Angelicoussis is family interests see little reason to belive that Anangel's future results will be but reflections of the cyclical nature of its business.

o The low market price of the Shares has reduced Anangel's ability to conduct public or private placements of its securities to raise capital or to perform acquisitions.

o The net asset value (determined by substituting the current market value, as determined by independent ship brokers of Anangel's vessels, for the depreciated book value of the vessels on the Company's balance sheet at the relevant times) during November 2001 through January 2002 ranged from $4.50 per Share to $3.50 per Share. The Offer Price represented a premium over the upper range of the net asset value. While the Offer Price is at a discount to Anangel's book value, the disparity between Anangel's book value and the current market value of the underlying assets results from the unfavorable conditions for the dry cargo and oil tanker industries, and the outlook for these industries remains unfavorable in the near and medium term.

o The Anangel expects to save at least $500,000 per year from no longer being required under the securities laws to file periodic reports or to effect general securities law compliance as well other expenses related to being a public company.

o The Offer was made following declines in the price of Anangel's stock and the broader markets and that the Offer followed a number of initiatives taken by the Angelicoussis family interests and Anangel to expand the public ownership, without the desired results being achieved.

o The Offer will provide consideration to the unaffiliated shareholders of Anangel entirely in cash.

o The Offer would provide liquidity for public shareholders whose ability to sell their Shares is adversely affected by the limited trading volume and low public float in the Shares.

o No other offer has been made during the past two years for Anangel by any third party, including the period since December 6, 2001, when the intention to make a tender offer for all of the outstanding shares at a price of $5.00 per Share was made public. As such, no comparison of the Offer Price could be made to any such offer.

o The timing of consummation of the Offer allows shareholders to receive the Offer Price promptly, followed by a compulsory acquisition, if necessary, in which remaining shareholders will receive the same consideration received by shareholders who tender their Shares in the Offer.

o The Offeror's obligation to consummate the Offer is subject to a limited number of conditions, with no financing condition. The Offeror has the financial resources to timely consummate the Offer.

o The satisfaction of the Minimum Condition requires that almost 50% of the unaffiliated shareholders tender their shares.

     Neither the Offeror nor any of each of PAM Holding, Maria Angelicoussis or John Angelicoussis found it practicable to assign, nor did any of them assign, relative weights to the individual factors considered in reaching their respective conclusions as to fairness.

     The foregoing discussion of the information and factors considered and given weight by the Offeror and the Angelicoussis family interests is not intended to be exhaustive but is believed to include all material factors considered. The Offeror and the Angelicoussis family interests' views as to the fairness of the Offer to unaffiliated shareholders of Anangel should not be construed as a recommendation to any stockholder as to whether that shareholder should tender such shareholder's Shares in the Offer.

     (10) The section "Special Factors - Position of the Offeror and the Angelicoussis Family Interests Regarding Fairness of the Offer" is hereby amended by deleting the last paragraph of subsection "Measures Taken" of the respective section on page 15 and inserting the following:

     In summary, the Offeror, PAM Holding, Maria Angelicoussis and John Angelicoussis each believe that the analysis of the factors considered in determining fairness as set forth in this section and the rights afforded to non-tendering shareholders by Cayman Islands law establish a reasonable basis for their determination that the Offer is substantively and procedurally fair to unaffiliated holders of Anangel's ADSs as well as the unaffiliated holders of Anangel's Class A Shares, despite the fact that the Offeror did not structure the transaction so as to require the approval of the unaffiliated shareholders or retain a representative to negotiate on their behalf.

     (11) The first paragraph of subsection "Independent Committee" contained in section "Special Factors - Position of the Offeror and the Angelicoussis Family Interests Regarding Fairness of the Offer" is hereby amended by adding the following sentences to the end thereof:

     The Independent Committee did not find it practicable to assign, nor did it assign, relative weights to the individual factors considered in reaching its conclusion as to fairness.

     (12) The section "The Offer - Certain Information Concerning the Offeror" is hereby amended by deleting the heading and section and replacing it with the following heading, subsections and paragraphs:

CERTAIN INFORMATION CONCERNING THE OFFEROR AND ANGELICOUSSIS FAMILY INTERESTS

     Superior Navigation Ltd. Superior Navigation, the Offeror, was incorporated in the Republic of Liberia on July 25, 2001, and is controlled by the Angelicoussis family interests that control 81% of the Shares. Its principal office is located at Sygrou Avenue 354, Kallithea, Athens, GR-176-74, Greece. Its telephone number is +30 10 946 7200.

     PAM Holding & Trust Limited. PAM Holding was incorporated in the Republic of Liberia and is controlled by the Angelicoussis family interests that control 81% of the Shares. The principal business of PAM Holding is to act as the holding company of Anangel Integrity and its principal business address and telephone number are Sygrou Avenue 354, Kallithea, Athens, GR-176-74, Greece, and +30 10 946 7200, respectively. The names of the officers and directors of Pam Holding, their principal occupations and citizenship are as follows: (i) Maria A. Angelicoussis is a Director and President of PAM Holding, Greece; (ii) George Chalkias, Director, Treasurer and Secretary, Legal Advisor, Greece; and
(iii) Constantinos Panagopoulos, Director and Assistant Secretary Anangel-American Shipholdings Limited.

     Anangel Integrity owns of record and beneficially a total of 7,208,547 Class A Shares, which constitute approximately 61.4% of Anangel's Class A Shares and 100% of its Class B Shares. Integrity owns of record and beneficially approximately 81% of combined outstanding Class A Shares and Class B Shares.

     Maria A. Angelicoussis. Maria A. Angelicoussis is a citizen of Greece, her principal occupation is that of a director and the president of Pam Holding, and her business address is Sygrou Avenue 354, Kallithea, Athens, GR 176-74, Greece.

     John Angelicoussis. John Angelicoussis is a citizen of Greece, his principal occupation is that of a director and the chairman of the board of directors of Anangel. Mr. Angelicoussis' business address is Sygrou Avenue 354, Kallithea, Athens, GR 176-74, Greece.

     (13)The section "The Offer - Source and Amount of Funds" is hereby amended by adding the following sentence at the end thereof:

     No alternative financing plans exist.

     (14) The section "The Offer - Conditions of the Offer" is hereby amended by deleting subparagraph (a) thereof on page 31 and replacing it with the following:

     (a) any adverse change (or development involving a prospective adverse change) has occurred or is threatened in the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), cash flows, operations, licenses, franchises, permits, authorizations, results of operations or prospects of the Company or any of its subsidiaries which has or might reasonably be expected to have a material adverse effect on the Company and its subsidiaries taken as a whole (a "Material Adverse Effect"), or results or might reasonably be expected to result in a material diminution in the value of the Shares or the benefits expected to be derived by the Offeror as a result of the Offer or the Compulsory Acquisition (a "Diminution in Value"); or

     (15) The section "The Offer - Conditions of the Offer" is hereby amended by inserting the following paragraph at the end of the respective section:

     Notwithstanding anything in the Offer to the contrary, all conditions to the Offer, other than those dependent upon necessary government or regulatory approval, must be satisfied or waived on or before the Expiration Time.

     (16) Item 12 of the Schedule TO is hereby amended by adding the following thereto:


EXHIBIT NO.                         DESCRIPTION
-----------                         -----------
(a)(1)(xii)    Schedule 14D-9. (1)
(a)(1)(xiii)   Letter to shareholders of the Company, dated February 27, 2002
               (filed as Exhibit (a)(7) to the Schedule 14D-9 filed on February
               27, 2002). (1)
(a)(1)(xiv)    Opinion of Poseidon Capital Corp., dated February 27, 2002 (filed as Exhibit (a)(10) and included as Annex A to the Schedule 14D-9 filed on February 27, 2002. (1)


---------------
(1) Incorporated by reference to the Schedule 14D-9 filed on February 27, 2002.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       SUPERIOR NAVIGATION LTD.

                                       /s/ Demetrios A. Stylianou
                                       -----------------------------------------
                                       Name: Demetrios A. Stylianou
                                       Title: Director and President



                                       PAM HOLDING & TRUST LIMITED

                                       /s/ George Chalkias
                                       -----------------------------------------
                                       Name:  George Chalkias
                                       Title: Director and Vice President




                                       ANANGEL INTEGRITY COMPANIA NAVIERA S.A.

                                       /s/ Constantinos Panagopoulos
                                       -----------------------------------------
                                       Name:  Constantinos Panagopoulos
                                       Title: Director and Vice President



                                       Maria A. Angelicoussis

                                       /s/ Maria A. Angelicoussis
                                       -----------------------------------------

                                       Name: Maria A. Angelicoussis



                                       JOHN Angelicoussis

                                       /s/ John Angelicoussis
                                       -----------------------------------------

                                       Name: John Angelicoussis



Date:  March  1, 2002

                                  EXHIBIT INDEX




EXHIBIT NO.                         DESCRIPTION
-----------                         -----------
(a)(1)(xii)    Schedule 14D-9. (1)
(a)(1)(xiii)   Letter to shareholders of the Company, dated February 27, 2002
               (filed as Exhibit (a)(7) to the Schedule 14D-9 filed on February
               27, 2002). (1)
(a)(1)(xiv)    Opinion of Poseidon Capital Corp., dated February 27, 2002 (filed as Exhibit (a)(10) and included as Annex A to the Schedule 14D-9 filed on February 27, 2002. (1)


---------------
(1) Incorporated by reference to the Schedule 14D-9 filed on February 27, 2002.